UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Name of Issuer)

Limited Voting Units

(Title of Class of Securities)

458847506

(CUSIP Number)

March 31, 2004

(Date of the Event which Requires Filling of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(1) The reminder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover gage shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458847506

1.	NAME OF REPORTING PERSONS Roberto Hernández Ramírez

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexican

NUMBER OF SHARES BENEFICIALLY		5.	SOLE VOTING POWER 6,018,534 Limited Voting Units
OWNED BY EACH REPORTING
PERSON WITH		6.	SHARED VOTING POWER 0

:		7.	SOLE DISPOSITIVE POWER 6,018,534 Limited Voting Units

		8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,018,534 Limited Voting Units

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.3 % Limited Voting Units

12.	TYPE OF REPORTING PERSON IN

ITEM 1

(a). Name of Issuer

        Internacional de Cerámica, S.A. de C.V., a Mexican corporation (the "Issuer").

(b). Address of Issuer's Principal Executive Offices

        The Issuer's principal executive offices are located at Av. Carlos Pacheco #7200, Sector 26, C.P. 31060, Chihuahua, Chih. México.

ITEM 2

(a). Name of Person Filing

        Roberto Hernández Ramírez

(b). Address of Principal Business Office, or if None, Residence

        Paseo de la Reforma # 398

        Col. Juárez

        06600 México, D.F.

(c). Citizenship

        Mexico

(d). Title of Class of Securities

        This statement on Schedule 13G relates to the Issuer's Limited Voting Units (the "Limited Voting Units") each comprised of one share of Series D Dividend Preference Stock and one share of Series L Limited Voting Stock of the Issuer.

(e). Cusip Number

            458847506

CUSIP No. 458847506

ITEM 3. If this statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2(b) or (c), Check whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. Ownership.

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 6,018,534 Limited Voting Units

(b) Percent of class: #9; #9; 18.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 6,018,534 Limited Voting Units

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 6,018,534 Limited Voting Units

(iv) Shared power to dispose or to direct the disposition of 0

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

ITEM 8. Identification and Classification of Members of the Group.

Not Applicable

ITEM 9. Notice of Dissolution of Group.

Not Applicable

ITEM 10. Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2004

Date

/S/ ROBERTO HERNÁNDEZ RAMÍREZ

Signature

Roberto Hernández Ramírez.

Name